Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before noncontrolling interests and income or loss from equity investees	$39,415	$59,006	119,438	$96,032	$92,194	$86,508	$66,422
Distributed income of equity investees	1,007	1,302	2,367	3,599	2,337	1,874	1,114
Fixed charges (excluding capitalized interest)	51,135	49,941	101,143	113,462	97,332	83,429	79,930
Noncontrolling interests in income of subsidiaries with no fixed charges	(1,811)	(1,799)	(3,482)	(3,593)	(3,095)	(3,131)	(2,372)

Total earnings (A)	$89,746	$108,450	$219,466	$209,500	$188,768	$168,680	$145,094

Fixed charges:
Interest expense	$50,381	$48,829	$99,163	$111,365	$95,234	$81,617	$78,077
Capitalized interest	2,957	3,269	5,301	7,865	4,069	5,691	5,121
Portion of rents representing interest	754	1,112	1,980	2,097	2,098	1,812	1,853

Total fixed charges (B)	$54,092	$53,210	$106,444	$121,327	$101,401	$89,120	$85,051

Preferred stock dividends	271	271	541	442	10,423	11,475	11,475
Preferred stock redemption costs	—	—	—	—	4,775	—	—

Total fixed charges and preferred stock dividends (C)	$54,363	$53,481	$106,985	$121,769	$116,599	$100,595	$96,526

Ratio of earnings to fixed charges (A divided by B)	1.7	2.0	2.1	1.7	1.9	1.9	1.7

Ratio of earning to combined fixed charges and preferred stock dividends (A divided by C)	1.7	2.0	2.1	1.7	1.6	1.7	1.5